UNITED STATES

                   SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549

                                 FORM 6-K

       REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

                UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2000

                             NELVANA LIMITED

                           32 Atlantic Avenue
                             Toronto, Ontario
                                  M6K 1X8

          [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                     Form 20-F         Form 40-F    X
                               -------           ------

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                         Yes         No     X
                              ---          ---

          [If "Yes" is marked, indicate below the file number assigned to the
      registrant in connection with Rule 12g3-2 (b): 82-                    ]
                                                        -------------------

                                    SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  September 29, 2000                  By: /s/ Harriet Reisman
                                           -------------------------
                                           Name:  Harriet F. Reisman
                                           Title: Senior Vice President,
                                                    General Counsel
                                                    and Corporate Secretary

              Schedule of Information Contained in this Report:
              ------------------------------------------------


      1. The English language press release of the Registrant announcing CORUS ENTERTAINMENT TO BUY NELVANA FOR $C554
         MILLION.

Schedule 1

[LOGO-CORUS ENTERTAINMENT INC.]
[LOGO-Nelvana]


FOR IMMEDIATE RELEASE

          CORUS ENTERTAINMENT TO BUY NELVANA FOR $C554 MILLION
    Corus Gains Strong Position in Content with Acquisition of Leading
    ----- ----- ------ -------- -- ------- ---- ----------- -- -------
                          Animation Producer
                          --------- --------

Toronto, September 18, 2000  Corus Entertainment, Inc. (TSE: CJR.B and NYSE:
CJR) and Nelvana Limited (TSE: NTV and NASDAQ: NELV) today announced that their respective Boards have unanimously approved the acquisition of Nelvana by Corus at a price of Cdn. $48.00 per Multiple Voting and Subordinate Voting Share of Nelvana. Corus currently holds 675,000 Subordinate Voting Shares of Nelvana and the effective price to Corus is Cdn. $46.58 per share when these shares are included. The aggregate purchase price to Corus for the shares not already owned will be approximately Cdn. $540 million. Corus will satisfy the purchase price 60% in cash and 40% in Corus Class B Non-Voting Shares.

"The opportunity to acquire an outstanding Canadian content company with exceptional international credentials presents itself very rarely," says John Cassaday, President and Chief Executive Office of Corus. "Nelvana's focus children's entertainment is completely in line with Corus' strategy, and the quality and consumer recognition of Nelvana's characters and brands is unparalleled. The new revenue opportunities we can create together through vertical integration and the leverage of content and cross promotion on multiple platforms will strengthen Corus' position as one of Canada's leading entertainment and media companies. We believe this is an excellent transaction for the Corus shareholder group."

"In joining forces with Corus, Nelvana has cemented a strategic alliance with one of Canada's most important and successful channel owners and access to greater capital to build the world's premiere independent children's entertainment company," says Michael Hirsh, Co-Chief Executive Officer of Nelvana. "In response to the global trend towards the convergence of content and distribution, we are confident this significant potential will be realized within Corus. We believe this deal is terrific for all Nelvana shareholders and employees.

Michael Hirsh and Patrick Loubert will remain Co-Chief Executive Officers of Nelvana and Clive Smith will remain Senior Executive Vice President, all under multi-year employment contracts.

Nelvana is a leading integrated children's entertainment company which develops, produces, markets and distributes high quality media content and related products to children worldwide. The company operates through two core businesses: Production and Distribution and Branded Consumer Products. Through its Production and Distribution business, Nelvana produces 2-D and 3-D animated programming, as well as live action. Nelvana's growing library has over 1,450 cumulative half-hour episodes, including such well known television and feature film properties as Franklin, Little Bear, Babar and Pippi Longstocking.

Nelvana's Branded Consumer Products division includes: Kids Can Press and recently acquired Klutz, making it the leading children's publisher in Canada and one of the top 10 in the U.S. Merchandise licensing of both classic and contemporary character brands completes the division. Nelvana owns a 20% interest in Teletoon, and currently has two applications for digital licenses before the CRTC.

"Corus is pleased to gain the expertise of Michael Hirsh, Patrick Loubert and Clive Smith as they join our growing team," says Heather Shaw, Executive Chair of Corus. "These three visionaries founded Nelvana in 1971 and have built it into a world-class animation company with first-class content and production assets.

"In acquiring Nelvana, Corus strategically positions itself for further international growth. Nelvana distributes its programs to over 160 countries with 80% of its revenue generated from international sources. Corus will continue Nelvana's tradition of developing highly visible and marketable new productions and further building its extensive international program library. We will leverage this acquisition through our strong balance sheet, and we are truly delighted to welcome such experts into our company."

This announcement comes at a time when Nelvana is celebrating the launch of a stellar programming season with more series airing on U.S. and Canadian television than any other independent producer of children's entertainment. The award-winning studio has over 20 series currently airing on major TV networks and specialty services throughout North America. Nelvana's series have garnered many international awards, including an Emmy for Outstanding Animated Program (Special Class) for the 3-D series, Rolie Polie Olie.

The Offer
--- -----

Corus has agreed to make an offer to acquire all outstanding Multiple Voting and Subordinate Voting Shares of Nelvana for Cdn. $48.00 per share, payable 60% in cash and 40% in Corus Class B Non-Voting Shares, subject to pro ration.

The price of Corus Class B Non-Voting Shares for the share option will be based on a 10-day volume weighted average price of the Corus shares on the TSE ending three days prior o the expiry of the offer, subject to a Corus share price maximum of $48.83 and a minimum share price of $39.95.

The Multiple Voting Shareholders of Nelvana have irrevocably agreed to tender their shares to the offer. This group represents approximately

65% of the votes and approximately 16% of the total shares of Nelvana on a fully diluted basis. In addition, the Board of Directors of Nelvana has unanimously agree to support the transaction and to recommend to its shareholders that they tender their shares in favour of it. An independent committee of the Nelvana Board unanimously recommended approval of the transaction.

In addition to customary conditions, the offer for Nelvana is contingent on the tender of 100% of the Multiple Voting Shares and a minimum of 66 2/3% of the Subordinate Voting Shares. Corus and Nelvana have executed a Support Agreement which contains terms and conditions typical for transactions of this nature, including the payment to Corus of standard break-up fees in the event the transaction is not completed in certain circumstances.

Corus expects to mail the offer to Nelvana shareholders by mid-October. Closing is expected to occur by mid-November.

This Press Release in not an offer of securities for sale in the United States. Corus' Class B non-Voting Shares may not be offered or sold in the United states absent registration or an exemption from registration. Any public offering of Corus' Class B Non-Voting Shares to be made in the United States will be made by means of a prospectus that may be obtained from Corus and will contain detailed information about Corus and its management, as well as financial statements. Corus intends to register the Class B Non-Voting Shares offered as consideration in the United States.

Certain statements included in this release may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform of 1995. Such forward-looking statements involve known and unknown risk, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors include, among others, the following: the impact of conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada; the potential impact of increased competition in the company's markets; and other factors which are described in the company's filings with the Securities and Exchange Commission.

Corus Entertainment Inc. is one of Canada's leading media companies. Its principal assets consist of 49 radio stations (subject to CRTC approval of the proposed acquisition of Metromedia Broadcasting), specialty television networks, Pay TV and conventional television assets. Corus is also prominent in the digital music market and various advertising services companies. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York
(CJR) Stock Exchanges.

NOTE TO EDITORS

There will be a conference call for Analysts and Investors at 9:00 a.m. ET today. To participate in the audio teleconference, please call 1-888-740-9683.

Corus and Nelvana will hold a news conference to day beginning at 11:30 a.m. ET at the Corus offices located at 181 Bay Street, Suite 1630. To participate in the audio teleconference of the Press Conference, please call 1-888-209-3796.

For more information, contact:

John Cassaday
President and CEO
Corus Entertainment, Inc.
Phone:  (416) 642-3770

Suzan Ayscough
Director, Communications
Corus Entertainment Inc.
Phone:  (416) 642-3770

Michael Hirsh
Co-CEO
Nelvana Limited
Phone:  (416) 588-557 x 201

Margo Raport
Director, Communications
Nelvana Limited
Phone (416) 588-5571 x. 249